# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 03/25/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001685768
Persons authorized to receive notices and communications: Anne-Kathrin Lalendran, c/o Rubrik Inc., 3495 Deer Creek Road, Palo Alto, California (CA), 94304, 884-478-2745

## Reporting persons
- Bipul Sinha (CIK 0001685768): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,357,285; shared voting power 0; sole dispositive power 13,357,285; shared dispositive power 0; aggregate amount beneficially owned 13,357,285 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304

## Item 2. Identity and Background
Name of person filing: Bipul Sinha
Residence or business address:
3495 Deer Creek Road
Palo Alto, CA 94304
Present principal occupation or employment: The Reporting Person currently service as the Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 13,357,285 shares consisting of the following: (i) 56,652 shares of Class A Common Stock which were acquired through pro rata distributions from Lightspeed Venture Partners IX, LP, Lightspeed Venture Partners X, LP and Lightspeed Venture Partners Select II, LP (together, the "LSVP Funds"); (ii) 12,000,646 shares of Class B Common Stock which were acquired prior to the Issuer's initial public offering ("IPO") and were issued pursuant to a stock purchase agreement and various equity awards granted to the Reporting Person in his capacity as Chief Executive Officer and Director of the Issuer for an aggregate purchase price of $427.82; and (iii) 1,299,987 shares issuable within 60 days of the date of this report, upon the exercise of stock options held by the Reporting Person.

The source of funds for the acquisitions referenced above was cash and services. The exercise price per share of each of the outstanding stock options held by the Reporting Person is $32.00.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person owns the securities reported herein for investment purposes and to incentivize him in connection with his employment by the Issuer. The Reporting Person also may change his investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by him in any manner permitted by law, including pursuant to a 10b5-1 trading plan. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In his capacity as Chief Executive Officer and Chair of the Board of Directors of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer's management. Also, subject to applicable approvals from the Compensation Committee of the Board of Directors of the Issuer, the Reporting Person may receive additional securities of the Issuer in connection with the Issuer's compensation program. The Reporting Person may also, from time to time, sell or transfer securities of the Issuer in connection with sell-to-cover transactions to satisfy tax withholding obligations or to remit shares for net settlement of equity awards.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

On March 25, 2025, the LSVP Funds made pro rata in-kind distributions for no additional consideration to its partners. Of the securities distributed, the Reporting Person received an aggregate of 25,340 shares of the Issuer's Class A Common Stock. The Reporting Person may from time to time, receive additional securities from the LSVP Funds upon future distributions by such funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person and are incorporated herein by referenced. The percentage set forth in row 13 is based upon 1,222,186,850 shares of the Issuer's Class A Common Stock outstanding as of March 31, 2025.

The Reporting Person's ownership of the Issuer's securities includes 1,299,987 shares issuable within 60 days of the date of this report, upon the exercise of stock options held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, the Reporting Person has not effected any transactions in the Class A Common Stock during the past sixty days:

Pro rata distribution:

On March 25, 2025, the LSVP Funds made pro rata in-kind distributions for no additional consideration to its partners. Of the securities distributed, the Reporting Person received an aggregate of 25,340 shares of the Issuer's Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As the Chief Executive Officer and Director of the Issuer, from time to time, the Reporting Person has received, and may in the future receive, restricted stock units, option grants or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements. As of the date hereof, the Reporting Person holds 12,000,646 shares of stock issued pursuant to restricted stock awards and he holds an option to purchase 8,000,000 shares that vests 1/20th quarterly over 20 quarters measured by January 27, 2022, and upon the Issuer's achievement of specified market valuations.

The Reporting Person is subject to the Company's Severance and Change in Control Plan, which provides for, among other things, acceleration of outstanding time-vesting equity awards upon certain qualified terminations or resignations.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Rubrik, Inc. Amended and Restated 2014 Stock Option and Grant Plan, (incorporated herein by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 1, 2024 (File No. 333-278434).

Exhibit 99.2 Forms of Stock Option Grant Notice, Stock Option Agreement, and Notice of Exercise, Restricted Stock Award Agreement, and Restricted Stock Unit Award Agreement under the Amended and Restated 2014 Stock Option and Grant Plan, (incorporated herein by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 1, 2024 (File No. 333-278434).

Exhibit 99.3 Rubrik, Inc. Severance and Change in Control Plan (incorporated herein by reference to Exhibi 10.7 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 1, 2024 (File No. 333-278434).

## Signatures
- Bipul Sinha: /s/ Bipul Sinha, Bipul Sinha (04/01/2025)